Exhibit 99.1

June 11, 2017

Dear Fellow Directors:

With mixed emotions, I hereby tender my resignation, effective immediately, both as Executive Chairman of Cypress Semiconductor and as a member of the Cypress Board of Directors. It has been a pleasure and a privilege working with all of you.

Together we have achieved a great deal to benefit our shareholders. We took difficult but necessary steps in removing TJ as both CEO and as a Director. I believe we also made an excellent decision in appointing Hassane as CEO.  Under Hassane’s leadership, I am confident that the Cypress 3.0 strategy is key to a bright future for the Company. In sum, I am quite proud of our many accomplishments as a Board and a company during my tenure.

Despite all of the fine work, we now are engaged in a prolonged, collateral struggle with TJ over the future composition of the Board. As a result,  my position on the Board has become a distraction from the Company’s focus on the task of paramount importance to our shareholders — the most effective possible execution of the 3.0 plan.

Thus, for the Company’s greater good, I am tendering this resignation.

Very truly yours,

/s/ Ray Bingham
Ray Bingham